Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(506)	$(1,752)	$(2,118)	$456	$189

Add: Total fixed charges (per below)	1,804	1,662	1,678	1,876	1,987

Less: Interest capitalized	31	42	33	20	29

Total earnings (loss)	$1,267	$(132)	$(473)	$2,312	$2,147

Fixed charges:
Interest	$775	$689	$703	$857	$969

Portion of rental expense representative of the interest factor	958	877	847	898	898

Amortization of debt expense	71	96	128	121	120

Total fixed charges	$1,804	$1,662	$1,678	$1,876	$1,987

Ratio of earnings to fixed charges	—	—	—	1.23	1.08

Coverage deficiency	$537	$1,794	$2,151	$—	$—